Commission file number: 0-18892

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

P.E.
11-30-01

For the month of November 2001

MAYNE GROUP LIMITED

(Translation of Registrant's Name Into English)

Mayne Group House
21/390 St Kilda Road
Melbourne, Victoria 3004
Australia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X.

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

15 November 2001

Mayne Nickless Limited
ABN 56 004 073 410

Box 1671N GPO Melbourne
390 St Kilda Road Melbourne
Victoria 3004 Australia
Telephone 61 3 9868 0700
Fax 61 3 9867 1179

Company Announcements Office
Australian Stock Exchange
Level 4
20 Bridge Street
Sydney NSW 2000

No. of Pages 1 (including this page)

Dear Sir

Re: Resignation of Director - Mr Ian Harper

As previously notified in the Chairman's Address to the Annual General Meeting lodged with the ASX on 13 November 2001, we formally advise that Mr Ian Harper resigned as a Director of Mayne Nickless Limited effective 13 November 2001.

Yours faithfully,
MAYNE NICKLESS LIMITED

John W Priestley
Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAYNE GROUP LIMITED

By: [signature]
Name: Karen Kee
Title: Manager, Group Secretarial Services

Date: 4 April 2002